FTP Securities LLC

Annual Audit Report

December 31, 2021

PUBLIC DOCUMENT

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-66218

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING _____01/01/21_____ AND ENDING _____12/31/21_____

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: ____FTP Securities LLC_____

TYPE OF REGISTRANT (check all applicable boxes):
☑ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

_____1 Front Street, 31st Floor_____

(No. and Street)

San Francisco	California	94111
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Jeff Wong	(415) 992-8829	jeff.wong@ftpartners.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

_____Ernst Wintter & Associates LLP_____

(Name – if individual, state last, first, and middle name)

675 Ygnacio Valley Road, Suite A200	Walnut Creek	California	94596
(Address)	(City)	(State)	(Zip Code)

02/24/09		3438
(Date of Registration with PCAOB)(if applicable)		(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public
accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17
CFR 240.17a-5(e)(1)(ii), if applicable.
**Persons who are to respond to the collection of information contained in this form are not required to respond unless the form
displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, ___Jeffrey R. Wong_____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of ___FTP Securities LLC_____, as of _____December 31_____, 2021____, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

~~See Attached Acknowledgement/Jurat~~

Signature: _____

Title: _____
Chief Operating Officer

Notary Public

This filing** contains (check all applicable boxes):

☑ (a) Statement of financial condition.

☑ (b) Notes to consolidated statement of financial condition.

☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).

☐ (d) Statement of cash flows.

☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.

☐ (f) Statement of changes in liabilities subordinated to claims of creditors.

☐ (g) Notes to consolidated financial statements.

☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.

☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.

☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.

☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.

☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.

☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.

☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.

☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.

☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.

☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.

☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☑ (t) Independent public accountant's report based on an examination of the statement of financial condition.

☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.

☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.

☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).

☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*



CALIFORNIA JURAT WITH AFFIANT STATEMENT **GOVERNMENT CODE § 8202**

☒ See Attached Document (Notary to cross out lines 1–6 below)
☐ See Statement Below (Lines 1–6 to be completed only by document signer[s], *not* Notary)

1 ______
2 ______
3 ______
4 ______
5 ______
6 ______

Signature of Document Signer No. 1 *Signature of Document Signer No. 2 (if any)*

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California
County of San Francisco

Subscribed and sworn to (or affirmed) before me on this 16th (*Date*) day of February (*Month*), 2022 (*Year*), by
(1) Jeffrey R. Wong
(and (2) ______),
Name(s) of Signer(s)

proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

APRIL M. JOHNSON
Notary Public - California
San Francisco County
Commission # 2380962
My Comm. Expires Nov 13, 2025

Place Notary Seal Above

Signature ______
Signature of Notary Public

OPTIONAL

Though this section is optional, completing this information can deter alteration of the document or fraudulent reattachment of this form to an unintended document.

Description of Attached Document

Title or Type of Document: Annual Report **Document Date:** ______

Number of Pages: ______ **Signer(s) Other Than Named Above:** ______

FTP Securities LLC
December 31, 2021

Table of Contents

ERNST WINTTER & ASSOCIATES LLP   *Certified Public Accountants*

675 Ygnacio Valley Road, Suite A200   *(925) 933-2626*
Walnut Creek, CA 94596   *Fax (925) 944-6333*

Report of Independent Registered Public Accounting Firm

To the Member of
FTP Securities LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of FTP Securities LLC (the "Company") as of December 31, 2021, and the related notes (collectively referred to as the "financial statement"). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of FTP Securities LLC as of December 31, 2021 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Ernst Wintter + Associates LLP

We have served as FTP Securities LLC's auditor since 2004.
Walnut Creek, California
February 28, 2022

FTP Securities LLC
Statement of Financial Condition
December 31, 2021

Assets

Cash and cash equivalents	$	39,927,299
Accounts receivable, net of $1,349,496 allowance for credit losses		109,807,773
Capitalized reimbursable expenses		460,191
Prepaid expenses and other assets		129,737
Total Assets	$	150,325,000

Liabilities and Member's Equity

Liabilities

Accounts payable and accrued expenses	$	759,169
Due to member		682,936
Deferred revenue		4,800,933
Total Liabilities		6,243,038
Member's Equity		144,081,962
Total Liabilities and Member's Equity	$	150,325,000

See accompanying notes to the financial statement.

1. **Organization**

   FTP Securities LLC (the "Company") was organized as a limited liability company in the state of Delaware on June 5, 2003. The Company is wholly owned by Financial Technology Partners LP ("Partners") and operates in San Francisco and New York. The Company engages in corporate merger and acquisition financial advisory services and private placement of securities.

2. **Significant Accounting Policies**

   Basis of Accounting
   The financial statement has been prepared on the accrual basis in accordance with accounting principles generally accepted in the United States of America ("GAAP").

   Cash and Cash Equivalents
   The Company considers all demand deposits held in banks and certain highly liquid investments with original maturities of three months or less, other than those held for sale in the ordinary course of business, to be cash equivalents. $1,232 of money market mutual funds is included as a cash equivalent as of December 31, 2021.

   Accounts Receivable
   Accounts receivable are carried at the invoiced or contract amounts. The Company accounts for estimated credit losses on financial assets measured at an amortized cost basis in accordance with FASB ASC 326-20, Financial Instruments - Credit Losses. FASB ASC 326-20 requires the Company to estimate the expected credit losses over the life of its financial assets as of the reporting date based on the relevant information about past events, current conditions, and reasonable and supportable forecasts. The provisions of this standard were adopted using a method to estimate the allowance for credit losses that considered both the aging of accounts receivable and a projected loss rate of receivables. Accounts receivable and the related allowance for credit losses are written off when it becomes remote that payment for services will be received.

   Use of Estimates
   The preparation of financial statement in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statement and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates and may have an impact on future periods.

   Fair Value of Investments and Financial Instruments
   Unless otherwise indicated, the fair values of all reported assets and liabilities that represent financial instruments (none of which are held for trading purposes) approximate the carrying values of such amounts.

   Income Taxes
   The Company is a single member limited liability company and is treated as a disregarded entity for tax purposes. In lieu of income taxes, the Company passes 100% of its taxable income to its sole member. Therefore, no asset or liability related to federal or state income taxes is included in the Statement of Financial Condition. However, the Company is subject to certain business and occupation taxes, including San Francisco Gross Receipts tax and California LLC tax and fee. As of December 31, 2021, no uncertain tax positions have been identified. The Company is no longer subject to examinations by major tax jurisdictions for years before 2017.

3. **Recently Adopted Accounting Standard**

   In December 2019, the FASB issued ASU 2019-12, Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes, to simplify the accounting for income taxes. This guidance eliminates certain exceptions to the general approach to the income tax accounting model and adds new guidance to reduce the complexity in accounting for income taxes. The Company adopted ASU 2019-12 effective January 1, 2021. The adoption did not materially impact the Company's Statement of Financial Condition or disclosures.

4.   **Revenue from Contracts with Customers**

Contract Balances

Income is recognized upon completion of the related performance obligation and when an unconditional right to payment exists. The timing of revenue recognition may differ from the timing of customer payments. A receivable is recognized when a performance obligation is met prior to receiving payment by the customer.

Alternatively, fees received prior to the completion of the performance obligation are recorded as deferred revenue on the statement of financial condition until such time when the performance obligation is met. Deferred revenue primarily relates to retainer fees and reimbursed expenses received in investment banking engagements.

The following table presents changes in the Company's receivables and contract liabilities for the year ended December 31, 2021:

		Accounts Receivable	Deferred Revenue
Balance at January 1, 2021	$	8,343,758	4,002,407
Net increase		101,464,015	798,526
Balance at December 31, 2021	$	109,807,773	4,800,933

Contract Costs

Costs associated with fulfilling a contract consist of reimbursable expenses as discussed further in Note 7. Reimbursable expenses are simultaneously recognized as expense and revenue upon closing a transaction.

Costs to fulfill a contract are evaluated under the criteria for capitalization on a contract by contract basis. Capitalized contract balances at January 1, 2021 and December 31, 2021 were $615,882 and $460,191, respectively.

5.   **Fair Value Measurements**

The Fair Value Measurements Topic of the FASB Accounting Standards Codification establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to measurements involving significant unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are as follows:

Level 1   Inputs that reflect unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date;

Level 2   Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly, including inputs in markets that are not considered to be active;

Level 3   Unobservable inputs.

Determination of Fair Value

Under the Fair Value Measurements Topic of the FASB Accounting Standards Codification, the Company bases its fair value on the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between participants at the measurement date. It is the Company's policy to maximize the use of observable inputs and minimize the use of unobservable inputs when developing fair value measurements, in accordance with the fair value hierarchy. Fair value measurements for assets and liabilities where there exists limited or no observable market data and, therefore, are based primarily upon management's own estimates, are often calculated based on current pricing policy, the economic and competitive environment the characteristics of the asset or liability and other such factors. Therefore, the results cannot be determined with precision and may not be realized in an actual sale or immediate settlement of the asset or liability. Additionally, there may be

5. Fair Value Measurements (continued)

inherent weaknesses in any calculation technique, and changes in the underlying assumptions used, including discount rates and estimates of future cash flows, that could significantly affect the results of current or future value.

In determining the appropriate levels, the Company performed a detailed analysis of its assets and liabilities. At year end and for the year ended December 31, 2021, there were no assets or liabilities for which the fair value measurement was based on significant unobservable inputs.

The following table provides fair value information related to the Company's financial assets at December 31, 2021:

| | Assets at Fair Value as of December 31, 2021 | | | |
	Level 1	Level 2	Level 3	Total
Financial instruments owned, at fair value				
Money market mutual funds	$ 1,232	$ -	$ -	$ 1,232

6. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's uniform net capital rule (Rule 15c3-1) which requires the Company to maintain a minimum net capital equal to or greater than $5,000 and a ratio of aggregate indebtedness to net capital not exceeding 15 to 1, both as defined. At December 31, 2021, the Company's net capital was $33,683,217 which exceeded the requirement by $33,587,077.

7. Related Party Transactions

The Company does not employ any personnel and Partner incurs substantially all of the expenses on behalf of the Company.

Under an office and administrative services agreement, Partners provides office space and administrative services to the Company. The Company pays its proportional share of office rent, compensation and other overhead costs Partners incurred in providing administrative services.

Certain employees of Partners directly participate in investment banking activities of the Company. The Company reimburses Partners for compensation and benefits of those employees.

The Company and Partners entered into a tri-party advisory agreement with an affiliate in the United Kingdom. Under the agreement, the affiliate assists in executing on the arrangement of capital transactions such as private placements, mergers and acquisitions for clients. Partners pays a fee to the affiliate on a cost plus basis and allocates this cost to the Company as overhead.

Additionally, the Company collects and reimburses Partners for expenses incurred by Partners in serving clients.

At December 31, 2021, the Company owed Partners $682,936. The Company's financial condition could differ significantly from those that would have been obtained if the entities were autonomous.

The Company is not party to a lease as of December 31, 2021. As mentioned above, the Company is party to an office and administrative services agreement with Partners resulting in the allocation of certain occupancy expenses to the Company. Such agreement with Partners is renewed annually.

8. **Risk Concentration**

The Company holds cash deposits with high quality financial institutions, which at times during the year may have been in excess of the Federal Deposit Insurance Corporation insurance limits. The Company has not had any losses to date.

At December 31, 2021, approximately 65% of net client receivables was from three customers.

9. **Litigation**

The Company in the ordinary course of its business is subject from time to time to various threatened or filed legal actions. Although the amount of ultimate exposure cannot be determined, the Company accrues for losses that management considers probable. At December 31, 2021, no amount was accrued.

10. **Subsequent Events**

The Company has evaluated subsequent events through February 28, 2022, the date the financial statement was issued. There were no material subsequent events requiring disclosure through the evaluation date